Glen Y. Sato

(650) 843-5502

gsato@cooley.com

November 20, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington DC 20549

Attn:                    Jeffrey P. Riedler

Assistant Director

RE:                            Affymax, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed on March 12, 2009

Definitive Proxy Statement on Schedule 14A filed on April 9, 2009
File No. 001-33213

Dear Mr. Riedler:

On behalf of Affymax, Inc. (the “Company”), we hereby respond to the comments (the “Comments”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 5, 2009 relating to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 filed on March 12, 2009, and Definitive Proxy Statement (“Proxy Statement”) on Schedule 14A filed on April 9, 2009. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience we have incorporated into this response letter.

Annual Report on Form 10-K

Item 1. Business, page 2

Intellectual Property, page 9

1.                                       Please revise your disclosure to include a list of all material issued patents by patent number.  Disclose for each patent the jurisdiction issuing the patent and the duration of the patent.

The Company plans to include a tabular presentation of material U.S. patents and their current anticipated expiry and a related description of related foreign patents as provided below:

U.S. Patents Assigned or Exclusively Licensed

Pat No.	Title	Expiry

5,270,170	Peptide Library and Screening Method	12/14/2010
5,338,665	Peptide Library and Screening Method	08/16/2012
5,427,908	Recombinant Library Screening Methods	06/27/2012
5,432,018	Peptide Library and Screening Method	07/11/2012
5,498,530	Peptide Library and Screening Method	08/16/2012
5,580,717	Recombinant Library Screening Methods	06/27/2012
5,723,286	Peptide Library and Screening Method	03/03/2015
5,723,584	Biotinylation of Peptides	03/03/2015
5,733,731	Peptide Library and Screening Method	08/16/2012
5,767,234	Peptides and Compounds that Bind the IL-1 Receptor	06/16/2015
5,773,569*	Compounds and Peptides that Bind to the Erythropoietin Receptor	06/30/2015
5,830,851*	Methods of Administering Peptides that Bind to the Erythropoietin Receptor	11/03/2015
5,874,239	Biotinylation of Peptides	07/30/2013
5,880,096	Peptides and Compounds that Bind the IL-1 Receptor	03/09/2016
5,932,433	Biotinylation of Peptides	07/30/2013
5,986,047*	Peptides that Bind to the Erythropoietin Receptor	11/19/2013
6,703,480	Peptide Dimers as Agonists of the Erythropoietin (EPO) Receptor and Associated Methods of Synthesis and Use	11/24/2019
6,716,811	Compounds having affinity for the granulocyte-colony stimulating factor receptor (G-CSFR) and associated uses	09/01/2020
7,084,245	Peptides that Bind to the Erythopoietin Receptor	05/12/2024
7,109,299	Peptides and Compounds that Bind to the IL-5 Receptor	12/16/2019
7,414,105	Peptides that Bind to the Erythopoietin Receptor	05/12/2024
7,459,522	Peptide Dimers as Agonists of the Erythropoietin (EPO) Receptor and Associated Methods of Synthesis and Use	11/24/2019
7,482,433	Peptides and Compounds that Bind to the IL-5 Receptor	12/16/2019
7,528,104	Peptides that Bind to the Erythopoietin Receptor	05/12/2024
7,550,433	Erythropoietin Receptor Peptide Formulations and Uses	06/02/2026
7,553,617	Peptide Library and Screening Method	03/03/2015

* Patent subject to arbitration and related litigation with Johnson & Johnson Pharmaceutical Research & Development, L.L.C., and Ortho-McNeil Pharmaceutical, Inc., or collectively J&J, over ownership of intellectual property related to certain erythropoietin receptor, or EPO-R, agonists.   See, “Legal Proceedings - - J&J Intellectual Property Dispute”.

In addition to the U.S. patents listed above, the Company owns or has exclusive licenses to corresponding foreign patents in various countries outside the U.S.; these foreign counterpart patents are substantially similar to their counterpart U.S. patents. The J&J arbitration includes the counterpart foreign patents corresponding to U.S. 5,773,569, U.S. 5,830,851, and U.S. 5,986,047. The foreign counterparts to the listed U.S. patents are scheduled to expire in various countries during the period 2010 to 2023.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion & Analysis, page 21

Performance and Compensation Process, page 23

2.                                       In evaluating executive compensation disclosure we consider each element of the company’s compensation policies and practices material to the total mix of information needed to inform investors of the process undertaken by the compensation committee and chief executive officer in making compensation decisions.  We have noted your statement that the corporate objectives used in making these decisions are commercially sensitive and not material to investors.  We are generally only willing to grant confidential treatment for performance goals if you can demonstrate how the disclosure of these goals will allow your competitors to discover information about break-even points, cost structures relating to specific products, or similarly sensitive information.  In these instances, you must submit a detailed analysis, identifying the competitively harmful information and demonstrating how the information can be harmful to your company.  To avoid the disclosure of the sensitive information in the analysis when our comment letters are released publicly, you may submit a confidential treatment request pursuant to Rule 83.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, except with respect to the Company’s description of the corporate objectives previously disclosed in the “Performance and Compensation Process” section of the Proxy Statement, the Company does not believe that additional specific disclosure of the corporate objectives is required under the materiality standards set forth in Item 402(b) of Regulation S-K.  In addition, in particular because the Company is dependent on a single product in late-stage clinical development, Hematide™, further disclosure of specific goals is likely to cause competitive harm to the Company and its collaborator.

Nevertheless, the Company proposes to provide a summary of and greater detail with respect to the specific goals within four categories: Clinical Objectives, Research Objectives, Commercial Objectives, and Strategic Objectives. as set forth below. The Company also provides a Materiality and Competitive Harm Analysis setting forth the reasons why further disclosure of additional details of the specific objectives and related times for accomplishment would cause competitive harm to the Company and its collaborator with respect to Hematide.

Overview of Corporate Objectives

At the beginning of each year, the Board of Directors in consultation with the Chief Executive Officer establishes specific corporate objectives that it believes are the most significant goals for the Company in the upcoming year and that are critical to the success of the Company in the short and long-term. These corporate objectives normally include departmental functional goals as well as cross-functional goals and goals related to its single collaborator, Takeda

Pharmaceutical Company (“Takeda”). These corporate objectives also typically include associated quarterly target achievement dates. The Compensation Committee and the Board normally review but do not update or revise the goals at mid-year. As discussed in the Proxy Statement, the Compensation Committee considers actual results against the specific deliverables associated with the corporate objectives, the extent to which each goal was a significant stretch goal for the organization, whether significant unforeseen obstacles or changes in circumstances outside of the control of management altered the expected difficulty of achieving the goal or modified the desired results, whether goals originally adopted at the beginning of the year were abandoned or not achievable due to changes in corporate priorities or factors beyond the control of the Company, and the extent to which assumptions underlying the performance goals were accurate.

2008 Corporate Objectives

The following is an amended description of the Company’s corporate objectives for 2008:

•                  Clinical Objectives: The Company established Clinical Objectives to:

•                  complete enrollment of the Phase 3 clinical program for Hematide for chronic renal failure before year end (including a stretch objective to complete enrollment before an earlier date);

•                  initiate and support certain Phase 2 clinical studies for Hematide related to product positioning, various patient populations and the oncology indication before specified dates.

•                  Research Objectives: The Company established Research Objectives to:

•                  achieve certain research and toxicology testing goals with respect to Hematide and an early stage research program.

•                  Commercial Objectives: The Company established Commercial Objectives for Hematide to:

•                  develop a long-term plan with specified elements before a specified date; and

•                  define and develop product position and branding elements before a specified date

•                  achieve certain commercialization goals with Takeda relating to the collaboration before a specified date

•                  Strategic Objectives: The Company established Strategic Objectives to:

•                  Complete certain contracting and validation related steps relating to manufacture of active pharmaceutical ingredient (API) before specified date(s); and

•                  Achieve specified cash usage targets within a specified range, including consideration of financing plans.

Materiality Analysis

The Company believes that more detailed disclosure of its corporate objectives is not required for the benefit of investors under the materiality standards set forth in Item 402(b) of Regulation S-K.  The Company respectfully submits that it has disclosed above a description of the corporate objectives that satisfies applicable materiality standards.

Competitive Harm Analysis

The Company respectfully submits that disclosure of more specific targets and quarterly target dates beyond those set forth above will result in competitive harm to the Company and its collaborator Takeda.  The Company has a single product in late stage development, Hematide, an erythropoesis stimulating agent (ESA), that is currently in Phase III clinical development for the treatment of anemia associated with chronic renal failure.  The ESA market is $11.5 billion worldwide (according to IMS Health Incorporated) dominated by Amgen and a subsidiary of Johnson & Johnson (“J&J”) which licenses its product from Amgen. As such, it is a market that is highly competitive and the development of a novel agent places the Company and its collaborative partner, Takeda, in a situation in which timelines and potential milestones for development of Hematide are highly sensitive competitive information.  In fact, the Company has become a frequent target of those seeking competitive intelligence.

Inherent in its setting of the annual corporate objectives are management’s and the Compensation Committee’s assessment of areas of significant strategic importance for the Company, including specific areas of and timelines for clinical development, commercial preparation focus and manufacturing operations efforts and commitments. With respect to the Company’s strategic objectives, both of the existing competitors are significantly larger than the Company and disclosure of its financial targets and cash targets would provide those competitors with significant insights into the Company’s ability to aggressively pursue further development and initiate commercialization efforts.   In particular, as disclosed by the Company in its filings, the Company is involved in a significant, heavily disputed arbitration regarding certain ESA-related intellectual property rights with J&J.  Any insights into the Company’s cash targets and financing plans would potentially disadvantage the Company in the arbitration since J&J could assess, from a financial perspective, the Company’s ability to aggressively continue the arbitration proceedings and the impact that this might have on the financial condition of the Company in its efforts to complete development and commercialization of Hematide.

As set forth above, the Company describes the general nature of the corporate objectives and groups them into four main categories: Clinical Objectives, Research Objectives, Commercial Objectives, and Strategic Objectives.  Public disclosure of more specifics with respect to the goals within these categories will generally allow other parties to glean or extrapolate the Company’s broader strategic and financial goals when viewed in combination with each other.  For example, the Company relies on a number of third party providers for the conduct of its clinical studies and the manufacture of Hematide.  Providing vendors with the ability to identify the Company’s objectives and timelines would place the Company at a significant strategic and competitive disadvantage in negotiating potentially favorable arrangements with those third party providers.

Likewise, public disclosure of specific Clinical Objectives would provide its competitors an insight into the Company’s timelines for development and approval of Hematide.  Moreover, as described below, disclosure would effectively provide the Company’s competitors with a roadmap for competing directly with Hematide in certain targeted segments or with respect to the Company’s particular focus in the initial launch plans for Hematide, if it is successful.  The effect of this would be to place the Company and Takeda at a competitive disadvantage with competitors, potentially harming the prospects for product differentiation and limiting the potential success of Hematide.  Similarly, public disclosure of the specific Research Objectives would place the Company in the position of disclosing potentially significant research efforts to potential competitors prior to the time that the Company believes it would be of significant interest or value to investors.

Public disclosure of the specific Commercial Objectives would enable competitors to extrapolate the Company’s key areas of focus in developing the commercial plans for Hematide.  Specific targets falling within the Commercial Objectives category involve the implementation of strategic objectives.  Disclosing a particular commercialization goal, or when viewed in light of the various commercialization goals, inherently provides the Company’s competitors the ability to realign their priorities to compete with the Company and provide potential strategies that a competitor may not otherwise have identified. Disclosure of these specific goals would provide insights into Company confidential information that could be used to the detriment of Hematide, subsequently harming the Company’s and its collaborator’s future financial performance.

Public disclosure of the specific Strategic Objectives would harm the Company by providing competitors with valuable insight into the Company’s strategies in areas that include how the Company collaborates with Takeda, how much in resources the Company plans to invest in Hematide and how the Company considers further growth and potential financing and strategic financial planning efforts.  Disclosure of this information to the Company’s competitors would benefit such competitors by allowing such competitors to change the level of investment required to compete with existing products. Moreover, many of the specific targets represent ongoing confidential projects with milestone-type objectives, including those that could be achieved in its collaboration with Takeda.  These milestones have not previously been disclosed and disclosure of such information may increase the cost of a potential financing or provide unintended leverage to potential investors in the Company. These disclosures not only make certain strategic financial undertakings more expensive, but also reduce the Company’s ability to negotiate favorable terms in financing and other strategic transactions, and as such may competitively harm the Company.

Future Filings

As discussed in our exchange of messages, the Company respectfully submits that it expects to continue with its practice of disclosing corporate objectives from the preceding fiscal year consistent with the disclosure for 2008 as set forth above and will, to the extent material and not competitively harmful, include disclosure of specific targets in future 10-K (and related proxy statement) filings as appropriate.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (650) 843-5502 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Glen Y. Sato
Glen Y. Sato, Esq.

cc:                     Arlene M. Morris, Affymax, Inc.

Paul B. Cleveland, Affymax, Inc.

Steven Love, Affymax, Inc.

Grace U. Shin, Affymax, Inc.